Exhibit 99.2

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

March 31, 2018

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

March 31, 2018

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	December 31,	March 31,
	2017	2018
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	53,324	41,134
Financial assets at fair value through profit or loss	1,825	1,706
Restricted bank deposits	69	68
Other receivables	1,125	1,223
TOTAL CURRENT ASSETS	56,343	44,131

NON-CURRENT ASSETS-
Property and equipment	8,206	10,022
TOTAL ASSETS	64,549	54,153

Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	1,854	3,575
Other	3,893	1,782
TOTAL CURRENT LIABILITIES	5,747	5,357
NON-CURRENT LIABILITIES -
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	5,747	5,357

EQUITY:
Ordinary shares	727	727
Share premium	148,968	148,968
Currency translation differences	(378)	(378)
Accumulated deficit	(90,515)	(100,521)
TOTAL EQUITY	58,802	48,796
TOTAL LIABILITIES AND EQUITY	64,549	54,153

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS

(Unaudited)

	Three months ended March 31
	2017	2018
	U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES	(3,917)	(9,215)
LESS - PARTICIPATION IN RESEARCH AND DEVELOPMENT EXPENSES	—	335
RESEARCH AND DEVELOPMENT EXPENSES, net	(3,917)	(8,880)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,011)	(1,910)
OTHER GAINS (LOSSES), net	96	(73)
OPERATING LOSS	(4,832)	(10,863)
FINANCIAL INCOME	156	203
FINANCIAL EXPENSES	(8)	(6)
FINANCIAL INCOME, net	148	197
LOSS BEFORE TAXES ON INCOME	(4,684)	(10,666)
TAXES ON INCOME	—	(63)
LOSS AND COMPREHENSIVE LOSS	(4,684)	(10,729)

	$
BASIC AND DILUTED LOSS PER ORDINARY SHARE	0.40	0.41

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary shares
	Number of shares	Issued and paid-up share capital	Share premium	Currency translation differences	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2018	26,075,770	727	148,968	(378)	(90,515)	58,802
CHANGES IN THE THREE-MONTH PERIOD ENDED MARCH 31, 2018:
Share-based compensation					723	723
Comprehensive loss for the period					(10,729)	(10,729)
BALANCE AT MARCH 31, 2018	26,075,770	727	148,968	(378)	(100,521)	48,796

BALANCE AT JANUARY 1, 2017	11,448,191	727	84,980	(378)	(62,625)	22,704
CHANGES IN THE THREE-MONTH PERIOD ENDED MARCH 31, 2017:
Share-based compensation					216	216
Proceeds of issuance shares, net of issuance costs	2,289,638		9,525			9,525
Comprehensive loss for the period					(4,684)	(4,684)
BALANCE AT MARCH 31, 2017	13,737,829	727	94,505	(378)	(67,093)	27,761

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31
	2017	2018
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	(4,684)	(10,729)
Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities (see appendix A)	488	474
Net cash used in operating activities	(4,196)	(10,255)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(332)	(77)
Advances payments for property and equipment	—	(1,945)
Proceeds from disposal of financial assets at fair value through profit or loss, net	179	46
Proceeds from sale of property and equipment	7	—
Net cash used in investing activities	(146)	(1,976)

CASH FLOWS FROM FINANCING ACTIVITIES -
Issuance of shares, net of issuance costs	9,525	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,183	(12,231)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	16,376	53,324
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	28	41
CASH AND CASH EQUIVALENTS - END OF PERIOD	21,587	41,134

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

(Concluded) - 2

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31
	2017	2018
	U.S. dollars in thousands
APPENDIX A:

Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation	198	206
Changes in the fair value of derivative financial instruments	(69)	—
Exchange differences on cash and cash equivalents	(28)	(41)
Exchange differences on restricted deposits	(4)	1
Losses (gains) on financial assets at fair value through profit or loss	(98)	73
Loss on sale of property and equipment	2	—
Share-based compensation to employees and service providers	216	723
	217	962
Changes in operating asset and liability items:
Decrease (increase) in other receivables	99	(98)
Increase (decrease) in accounts payable and accruals	172	(390)
	271	(488)
	488	474
APPENDIX B:
Information regarding investment activities not involving cash flows -
Liability with respect to property purchase	141	—
Supplementary information to the statement of cash flows -
Interest received	38	117

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General:

1)	Intec Pharma Ltd. (“Intec”) is engaged in the development of proprietary technology which enables the gastric retention of certain drugs. The technology is intended to significantly improve the efficiency of the drugs and substantially reduce their side-effects or the effective doses.

Intec is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 12 Hartom St., Jerusalem, Israel.

Intec’s ordinary shares are being traded on the Tel-Aviv Stock Exchange Ltd. (“TASE”) and on the Nasdaq Capital Market (“Nasdaq”).

In September 2017, Intec incorporated a wholly-owned subsidiary in the United States of America in the State of Delaware – Intec Pharma Inc. (the “Subsidiary”). The Subsidiary was incorporated mainly to provide Intec executive and management services, including business development, medical affairs and investor relationship activities outside of Israel.

2)	Intec together with its Subsidiary (the “Company”) engaged in research and development activities and has not yet generated revenues from its operations. Accordingly, there is no assurance that the Company’s operations will generate positive cash flows. As of March 31, 2018, the cumulative losses of the Company were approximately USD 100.5 million. Management expects that the Company will continue to incur losses from its operations, which will result in negative cash flows from operating activities. The Company’s management estimates that its cash resources, as of the date of approval of the financial statements, will allow the Company to complete its Phase III clinical trial for AP-CD/LD. However, management estimates that further fund raising will be required in order for the Company to complete the research and development of all of its product candidates including the manufacturing activities of the AP-CD/LD in the foreseeable future. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company plans to fund its future operations through submissions of applications for grants from private funds, license agreements with third parties and raising capital from the public and/or private investors and/or institutional investors. There is no assurance, however, that the Company will be successful in obtaining the level of financing needed for its operations and the research and development of its product candidates. If the Company is unsuccessful in securing sufficient financing, it may need to make the necessary changes to its operations to reduce the level of expenditures in line with available resources.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3)	On April 13, 2018, the Company completed an underwritten public offering of its ordinary shares on the Nasdaq. The Company raised, together with the exercise of part of the underwriting over-allotment option, a total of approximately $34.9 million (net of underwriting discounts, commissions and other offering expenses in the amount of $2.6 million). For more details see note 9.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 1 – GENERAL (continued):

b.	Approval of consolidated financial statements

These condensed consolidated interim financial statements were approved by the Board of Directors on May 14, 2018.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2018 and for the three months then ended (the “condensed consolidated interim financial statements”) have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting” (“IAS 34”). These condensed interim consolidated financial statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations, and cash flow in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2017 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS as published by the International Accounting Standards Board (“IASB”). The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

a.	The accounting policies and calculation methods applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017 and for the year then ended, except for the adoption of International Financial Reporting Standard No. 9 “Financial Instruments, effective from January 1, 2018, which did not have a material effect on the Company’s financial statements.

b.	International Financial Reporting Standard No. 16 “Leases”, which is not yet in effect, and the Company did not elect to early adopt, was disclosed in the 2017 annual financial statements.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES

As part of the preparation of the condensed consolidated interim financial statements, Company management is required to make estimates that affect the value of assets, liabilities, income, expenses and certain disclosures included in the Company’s condensed consolidated interim financial statements. By their very nature, such estimates are subjective and complex and consequently may differ from actual results.

The critical accounting estimates applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017.

NOTE 5 - FINANCIAL INSTRUMENTS:

a.	As of March 31, 2018 and as of December 31, 2017, the Company holds financial assets at fair value through profit and loss in an amount of approximately $1.7 million and $1.8 million, respectively, which are included in Level 1.

b.	The fair value of restricted bank deposits, other receivables and other payables which constitute financial assets and financial liabilities, approximates their carrying amount.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 - EQUITY:

Share-based payment to employees:

1)	The following are the grants of options to employees:

Date of grant	Number of options granted	Exercise price per option (USD)	Fair value on grant date- USD in thousands	Expiration date
January 2018	135,000	5.19	389	January 2025
February 2018	865,000	6.10 - 6.67	2,089	February 2025
March 2018	75,000	6.40 - 6.45	209	March 2025

Vesting conditions of all of the above options are service conditions and the options will vest over a three-year period, with one third of the options vesting at the end of the first year from the date of grant, and the remaining vesting in 8 equal quarterly tranches, subsequent to the first year from the grant date.

Each 1 option is exercisable into 1 ordinary share.

The fair value of all of the options was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Share price on date of grant- in USD	Expected dividend	Expected volatility	Risk free interest*	Expected term
January 2018	6.05	None	46.32%	2.3%	5 years
February 2018	5.70 - 6.10	None	45.87% - 46.47%	2.5% - 2.7%	5 years
March 2018	6.40 - 6.45	None	46.03%	2.6%	5 years

*    The risk-free interest rate was determined on the basis of the yield rates to maturity of unlinked government bonds bearing a fixed interest rate, whose maturity dates correspond to the expected exercise dates of the options.

2)	During the three-month period ended March 31, 2018, options to purchase 11,082 ordinary shares granted to employees were forfeited or expired.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	In April 2017, the Company engaged with an international manufacturer for ordering a large scale automated production line for manufacturing Accordion Pills in the amount of approximately € 7.5 million. The order covers engineering, manufacture and assembly of the automated production line. As of March 31, 2018, the Company had transferred payments of approximately € 5.25 million (approximately $ 6.2 million) and recognized it as advances for property and equipment.

b.	In January 2018, the Company entered into a Feasibility and Option agreement with Novartis Pharmaceuticals to explore using the Accordion Pill platform for a proprietary Novartis compound. Under the agreement and the research plan, the Company’s activities will be funded by Novartis subject to the achievement of agreed milestones.

c.	In March 2018, the Company entered into a Term Sheet for Manufacturing Services with an international manufacturer (the “Manufacturer”) for the manufacture of AP-CD/LD. Under the Term Sheet, the Company will bear the costs incurred by the Manufacturer to acquire the production equipment for AP-CD/LD, however such amount will later be reimbursed to the Company by the Manufacturer in the form of a reduction in the purchase price of the product. The Term Sheet contains several termination rights which are expected to be included in a definitive manufacturing and supply agreement.

NOTE 8 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Key management includes members of the Board of Directors and the Chief Executive Officer.

a.        Transactions with related parties:

	Three months ended March 31
	2017	2018
Key management compensation expenses:	U.S. dollars in thousands
Salaries and short-term employee benefits	164	218
Long term employment benefits	11	—
Share-based compensation expenses	114	213
	289	431

b.       Balances with related parties:

	December 31, 2017	March 31, 2018
	U.S. dollars in thousands
Statement of financial position items -
current liabilities - Accounts payable and accruals - other	190	91

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - EVENT SUBSEQUENT TO MARCH 31, 2018

On April 13, 2018, the Company completed an underwritten public offering of its ordinary shares on the Nasdaq, pursuant to which the Company issued 6,750,000 ordinary shares with no par value at a price of $5.25 per ordinary share. On May 10, 2018, the underwriters partially exercised their over-allotment option and purchased 400,000 additional ordinary shares. The total net proceeds were approximately $34.9 million, after deducting underwriting discounts, commissions and other offering expenses.